

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via E-mail</u>
Laurence G. Sellyn
Chief Financial Officer
Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
Montreal, Quebec
Canada H3A3J2

      Re: **Gildan Activewear Inc.**
                Form 40-F for Fiscal Year Ended October 2, 2011
                Filed December 12, 2011
                File No. 001-14830

Dear Mr. Sellyn:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/Tia L. Jenkins

                Tia L. Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Mining